Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Katja Buller Ph: +41 41 3921792 Amy Reilly Ph: +1 617 914 6524	Elan Matt Dallas Ph: +1 212 850 5664 Elizabeth Headon Ph: +353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: +1 617 679 2812	Elan Chris Burns Ph: +353 1 709 4444 +1 800 252 3526

TYSABRI® RECOMMENDED BY NICE FOR USE IN HIGHLY ACTIVE RELAPSING REMITTING MULTIPLE SCLEROSIS IN THE FINAL APPRAISAL DETERMINATION

New Hope For People With Highly Active Multiple Sclerosis

Zug, Switzerland and Dublin, Ireland – 3 July 2007– Biogen Idec (NASDAQ: BIIB) and Elan Corporation (NYSE: ELN) welcome today’s announcement by the National Institute for Health and Clinical Excellence (NICE) in the final appraisal determination which recommended use of TYSABRI® (natalizumab) in people with highly active relapsing remitting multiple sclerosis (RRMS).  TYSABRI is the first treatment for multiple sclerosis to be recommended for use by NICE.

“This decision offers people with highly active relapsing remitting multiple sclerosis hope of regaining control of their disease,” commented Professor Gavin Giovannoni, The Royal London Hospital. “TYSABRI represents a significant advance in MS treatment, offering real hope of delaying the progression of disability and reducing the frequency of relapses.”

Highly active RRMS (defined as two or more disabling relapses in one year and an active MRI scan) has a devastating effect on the lives of the individual and their families. These patients experience more relapses and will become disabled more quickly than those people with typical RRMS.  This inevitably means that they will not be able to enjoy an active life combined with the strong probability that they, and the family members who care for them, will be unable to work. In these patients, MS progresses twice as quickly as those with less active forms of the disease.

TYSABRI is the first treatment to be specifically licensed for highly active RRMS. Over two years, treatment with TYSABRI leads to a 68% relative reduction in clinical relapses and a 54% relative reduction in the risk of sustained disability progression compared with placebo.

Hans Peter Hasler, Head of Biogen Idec International, added, “Multiple sclerosis can be a devastating condition if not treated appropriately, and we are very pleased that NICE has recommended in the final appraisal determination that patients with highly active relapsing remitting multiple sclerosis should have access to treatments like TYSABRI.  With successful treatment with TYSABRI, highly active relapsing remitting multiple sclerosis patients are more likely to be able to continue to work, maintain active social lives, and spend quality time with their families.”

“TYSABRI is the first treatment to be recommended for use by NICE, a significant milestone for patients suffering from MS. This final appraisal firmly supports patients and their physicians having access to TYSABRI with its compelling benefits in the treatment of MS.” said Dr. Menghis Bairu, SVP, Head of Elan International.

As of late May, TYSABRI is already offering hope to approximately 12,000 patients on therapy in both commercial use and clinical trials in the US, Germany, France, Ireland and many other countries.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward looking statements regarding TYSABRI that are subject to risks and uncertainties that could cause actual results to differ materially from that which we expect.  Important factors that could cause our actual results to differ include the possibility that our competitors may offer treatment options that gain greater acceptance than TYSABRI, regulatory and safety risks of TYSABRI, and the other risks and uncertainties that are described in the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission, including the "Risk Factors" sections of such filings.  These forward looking statements speak only as of the date of this press release, and the companies do not undertake any obligation to update any forward looking statements, whether as a result of new information, future events, or otherwise.

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